

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

April 10, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 4, 2018 The Nasdaq Stock Market (the "Exchange") received from

Helius Medical Technologies, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b)

for the registration of the following securities:

Class A Common Stock, without par value

We further certify that the securities described above have been approved by the Exchange for listing and

registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration,

and we hereby join in such request.

Sincerely,

William Slattery